Exhibit 99.2

 disclaimer Forward-Looking Statements: This presentation contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, operations and financial performance, including the expected benefits of the transaction; whether and when the transactions described herein (the “Transactions”) will be consummated; the amount of cash and stock consideration to be paid by FLY; the type, amount and terms of the acquisition financing to be obtained by FLY; and, the amount of any fees and expenses incurred in connection with the Transactions. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including risks relating to the satisfaction of conditions to the closing of the Transactions; risks relating to satisfaction of conditions to the financing of the Transactions; risks relating to FLY’s ability to obtain additional required financing for the Transactions on favorable terms, or at all; the risk that expected benefits of the Transactions may not be fully realized or may take longer to realize than expected; the risk that business disruption resulting from the Transactions may be greater than expected; and the risk that FLY may be unable to achieve its portfolio growth expectations, or to reap the benefits of such growth. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission (the “SEC”) from time to time, including its Annual Report on Form 20-F and its Reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise. Note: Share repurchase data and fleet statistics as of December 31, 2017.

Next Step to Driving Higher ROE and Eps Transformed fleet by selling 72 aircraft with average age of 13.2 years since the start of 2015; Second youngest fleet among public lessors Fly has been patiently waiting for compelling risk-adjusted aircraft investments Reduced management fees and other expenses; Adjusted SG&A redu ced by 7% as of Q3-17 (year-over-year) Acquired 32% of shares at average share price of $13.17 (31% discount to Q3-17 book value) since Reduced secured and unsecured debt cost and extended debt maturitiesSold Older and Under-Performing Aircraft Reinvesting in Newer, Higher Yielding Assets Reduced SG&A Repurchased Shares at a Discount to Book Value Actively Managed Liabilities September 30, 2015

AIRASIA PORTFOLIO ACQUISITION

Initial Portfolio Investments

- 34 A320-200 aircraft
  - Leased to five AirAsia Group airlines in five different countries[1]
  - 6.6 year weighted average age
  - 6.2 year weighted average remaining lease term
- Seven aircraft engines on lease to AirAsia Group
- Aggregate base purchase price of $1.1 billion

Future Sale-Leaseback Investments

- 21 A320neo family aircraft
  - New aircraft delivering from Airbus
  - 12 year lease term
  - Will be leased to AirAsia Group airlines
- Scheduled to deliver from Airbus between 2019 – 2021

Orderbook Option Opportunity

- Option to acquire at FLY's sole discretion up to 20 A320neo family aircraft
- "Naked" aircraft – not subject to lease
- Delivering from Airbus starting in 2019
- BBAM will market these aircraft to its airline customers globally

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(1) One aircraft from the Initial Portfolio is on lease to a third-party airline.

fly leasing

Transaction Details Under the terms of the sale and purchase agreement, AirAsia Berhad (“AAB”) will receive: $1.0 billion in cash (a combination of secured debt and unrestricted cash) 3,333,333 newly-issued FLY shares at $15.00 per share Represents a 29% premium to current share price(1) Significant alignment of interest between FLY’s largest shareholder and its largest obligor AAB shares will be locked-up through 2021 In addition, Onex and BBAM’s management team will each acquire 666,667 newly-issued FLY shares at $15.00 per share, for total consideration of $20 million 17% will be owned by BBAM shareholders on a proforma basis Closing is subject to AAB shareholder approval and certain regulatory approvals as well as customary closing conditions No FLY shareholder vote is required The transaction is anticipated to close in Q2 and Q3 2018

STRATEGIC RATIONALE FOR ACQUISITION

IMMEDIATE SCALE AND CONTRACTED GROWTH

Transforms FLY's fleet and growth prospects

Orderbook placed to identified lessees at attractive lease rates provides identified growth

COMPELLING INVESTMENT RETURNS

Stable long-term, predictable earnings projections (projected EPS of $2.50+/year)

Prudently capitalized, providing solid support for contracted orders and rapid deleveraging

SIGNIFICANT EMBEDDED AIRCRAFT VALUE IN ORDERBOOK

Favorable pricing on orderbook of newest-generation narrowbodies that is sold out over 8 years

No pre-delivery payment requirement enhances returns and boosts liquidity profile

ACCESS TO THE NEWEST TECHNOLOGY

Proforma for the transaction, 33% of assets will be newest generation technology[1]

(1) Pro forma for FLY, Initial Portfolio and SLB Investments on a combined basis. For FLY, weighted by NBV as of December 31, 2017. For Initial Portfolio and SLB Investments, weighted by estimated purchase price allocation, excluding engines.

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High level proforma financial impact Annual Operating Lease Revenue  Run-Rate EPS Unrestricted Cash at Closing t at Closing Equity at Closing Proforma Share Count  $400+ million $2.50+ ~$145 million ~$3 billion  ~$640 million(1) ~33 million

PROFORMA CAPITAL STRUCTURE

- Initial 34 aircraft acquired at closing will be financed with ~$580 million of committed staple financing and ~$90 million from FLY's existing aircraft acquisition facility—FLY will temporarily increase its leverage to absorb the acquisition
- Planned reduction in leverage is underpinned by significant contracted amortization, a sales strategy to reduce AirAsia Group exposure and manage FLY's debt / equity ratio
- FLY will continue to target a debt / equity ratio in the 3.0x – 3.5x range
- FLY's capital structure employs more secured debt than its peers which has more scheduled deleveraging and less point-in-time refinancing risk

FLY's Projected Debt / Equity Ratio



~4.9x
~4.4x
~3.5x
Initial (1)
Within ~1 Year
Within ~3 Years

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(1) Proforma at Q3 2018 assuming all Initial Portfolio assets have been acquired.

 BBAM is a world leader in aircraft management with over 200 airline relationships  BBAM PARTNERSHIP DRIVES HIGHER RETURNS  The acquisition is part of a larger transaction with participation of other BBAM-managed capital pools:Combined buying power of the BBAM franchise drives above-market investment returnsDistributes credit riskMinimizes third party capital requirements and lowers leverage for FLYAircraft were allocated among investors taking into consideration capital capacity, age, lease term, aircraft type and lessee future Growth opportunities  Estimated Delivery Timing Strong Pipeline of New Technology Aircraft

ATTRACTIVE ORDERBOOK


A320 AIRBUS
neo

	Future SLB Investments	Orderbook Option Opportunity
Aircraft	10 A320neo and 11 A321neo	20 A320neo/A321neo
Lessees	AirAsia Group airlines	Naked
Delivery (schedule below)	2019 – 2021	2020 – 2025
Lease Term	12 years	-

FLY benefits from AirAsia's preferential pricing
No PDPs = Enhanced returns

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fly leasing

High-quality, young portfolio acquired at closing, with the sale-leaseback NEO portfolio providing identified growth at attractive prices  The orderbook options offer further growth and lessee diversification  Catalyst for FLY’s transition to newest technology equipment Geographical Split(1) Asset Type(1 Note: All proforma data is weighted by NBV. Pro forma for FLY, Initial Portfolio and SLB Investments on a combined basis.  For FLY, NBV as of December 31, 2017.  For Initial Portfolio, estimated purchase price allocation and weighting as of January 1, 2018, excluding engines.  For SLB Investments, assumes all investments made as of January 1, 2018

DIVERSE GROUP OF GLOBAL LESSEES

FLY Top 10 Lessees

#	Lessee	% of Value
1	Air India	11%
2	Ethiopian	10%
3	Philippine Airlines	9%
4	SpiceJet	4%
5	AirEuropa	4%
6	Jet Airways	4%
7	transavia	4%
8	Lion Air	3%
9	malaysia airlines	3%
10	LATAM	3%
Top 10 Lessees		55%

Initial Portfolio

#	Lessee	% of Value
1	AirAsia	43%
2	Thai AirAsia	22%
3	Indonesia AirAsia	14%
4	AirAsia India	12%
5	Philippines AirAsia	7%
6	Pakistan Intr. Airlines	2%
Lessees		100%

Proforma Top 10 Lessees (1)

#	Lessee	% of Value
1	AirAsia	10%
2	Air India	9%
3	Ethiopian	8%
4	Philippine Airlines	7%
5	Thai AirAsia	5%
6	Indonesia AirAsia	3%
7	SpiceJet	3%
8	AirAsia India	3%
9	AirEuropa	3%
10	Jet Airways	3%
Top 10 Lessees		54%
AirAsia Group Exposure		24%

AirAsia Group (currently five different airlines in five countries) exposure will decline with a disciplined disposition strategy. FLY is targeting ~$150 million of AirAsia Group sales annually fly leasing

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(1) Pro forma for FLY and Initial Portfolio on a combined basis. For FLY, NBV as of December 31, 2017. For Initial Portfolio, estimated purchase price allocation but excluding engines.

AirAsia Group Overview AirAsia Group is the largest low-cost carrier in Asia and fourth largest airline in Asia in terms of passengers carried. The group is diversified across five countries and has access to independent capital—three of the entities are listed on local stock exchanges

Q&A

appendix

Initial Portfolio Lessees Aircraft Age Lease Maturity Profile Weighted Average Remaining Lease Term of 6.2 years Note: Percentages reflect average full-life current market value from three appraisers. Excludes engines.

Asset allocation snapshot Initial Portfolio Future SLB Investments Orderbook Option Opportunity FLY Asset Allocation Incline Asset Allocation NBB Asset Allocation Note:  Incline will acquire three additional narrowbody aircraft from AAB which are not included in the above asset allocation.

 SHARE ISSUANCE GOVERNANCE TERMS   FLY Issuance:  AAB will acquire 3.3 million newly-issued shares (10%) at $15.00 per shareOnex and BBAM management team will each acquire 666,667 newly-issued shares at $15.00 per share  Lock-up Period  AAB’s shares will be subject to lock-up arrangements through the delivery of the final SLB investment (2021)  Governance Arrangements  AAB will enter into a shareholder agreement providing that:AAB will enter into voting and standstill agreements for as long as it owns 10%+ of FLY’s outstanding shares